July 15, 2019

Dorvin Lively
President and Chief Financial Officer
Planet Fitness, Inc.
4 Liberty Lane West
Hampton, New Hampshire 03848

       Re: Planet Fitness, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 10-Q for the Quarter Ended March 31, 2019
           File No. 001-37534

Dear Mr. Lively:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

General, page 4

1. We note your disclosure of system-wide sales throughout the 10-K. Since system-wide sales include sales by franchisees that are not your revenues and you did not generate such revenues, please provide disclosure that adequately defines system wide sales and clearly states this is an operating measure not in accordance with GAAP and these sales are not included in your financial statements. Your presentation should be balanced with relevant
      GAAP information. Form 10-Qs and 8-K earnings releases, as applicable, should be similarly revised.
Our industry, page 8

2. We note that according to the IHRSA, there are 60.9 million gym members across the
      U.S. We further note that that the IHRSA states there are over 38,500 clubs across across the U.S., of which, Planet Fitness has 1,742 or 4.5%. Please explain why your
 Dorvin Lively
FirstName LastNameDorvin Lively
Planet Fitness, Inc.
Comapany NamePlanet Fitness, Inc.
July 15, 2019
July 15, 2019 Page 2
Page 2
FirstName LastName
         membership represents 12.5 million members, or 20.5% of total gym memberships in the
         U.S. when your clubs represent only 4.5% of total clubs. Please include your definition of
         "member" in your response. Additionally, we note in your disclosure on page 13 regarding your media partnerships, where you indicate that sponsoring Dick Clark's
         Rockin' Eve with Ryan Seacrest "has allowed [you] to showcase the Planet Fitness brand and [y]our judgement-free philosophy to over a billion TV viewers annually." In this regard, the viewership for this program appears to reach anywhere from 5 to 9 million people according to our research. Please substantiate this claim and revise your disclosure as necessary.
ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 47

3. Please revise to provide a substantial discussion of how management uses Royalty
         Adjusted Four-Wall EBITDA and how such measure is useful to investors. Refer to item
         10(e)(1)(i)(C) and (D) of Regulation S-K. Your Form 10-Qs and 8-K earnings releases should be similarly revised.
Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of significant accounting policies
(e) Revenue recognition - Equipment revenue, page 80

4. You disclose that you recognize revenue from equipment sales to franchisees on a gross basis. In this regard, please provide us with a comprehensive analysis regarding how you concluded you were the principal in the arrangements. Specifically address how you considered the definition of control and how you are directing any third party equipment providers. Please refer to ASC 606-10-55-36 through 40. In your response, please tell us the nature of decisions franchisees can make in terms of selecting equipment, layouts, and placement and contrast that to the decisions made by the company.
(10) Revenue recognition, page 93

5. We note your presentation of disaggregated revenue by reportable segment and by location on page 109. With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through
         55-91 in selecting the appropriate categories to use to disaggregate revenue. In this regard, we note from pages 78 to 80 that the timing of transfer of goods or services to customers occurs both at points in time and over time. In particular, tell us if you considered separately disclosing new member and billing fees earned from your franchises and if you considered disclosing corporate-owned store revenue in further detail (i.e., membership fees, enrollment fees, annual fees, retail sales, etc.). Dorvin Lively
Planet Fitness, Inc.
July 15, 2019
Page 3
Item 10. Directors, Executive Officers and Corporate Governance, page 114

6. In the section "Board Composition and Director Independence" on page 10 of your Form
         DEF 14A filed on March 19, 2019, we note your statement that Dr. Spinelli qualifies as an independent director under the rules of the NYSE. We further note that Dr. Spinelli is one of the LLC Unit holders that is a party to the Tax Receivable Agreement per Exhibit 10.2 incorporated by reference into your Form 10-K . Given that NYSE rules state that a director is independent to the extent such director has no material relationship with the listed company, please advise how being a party to the Tax Receivable Agreement does not impair Dr. Spinelli's independence with regards to serving on the audit committee.
Form 10-Q for the Quarter Ended March 31, 2019

Financial Statements
Notes to Condensed Consolidated financial statements
(12) Commitments and contingencies, page 19

7. We note a May 9, 2019 news article in which your former CFO was awarded over $5.36 million in a judgement against Planet Fitness. In this regard, please tell us how you considered the need to accrue or disclose a contingent liability in accordance with ASC
         450-20 and the basis for your conclusion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameDorvin Lively                              Sincerely,
Comapany NamePlanet Fitness, Inc.
                                                             Division of
Corporation Finance
July 15, 2019 Page 3                                         Office of
Transportation and Leisure
FirstName LastName